VOYAGEUR MUTUAL FUNDS III

Registration No. 811-04547
FORM N-SAR
Semiannual Period Ended April 30, 2014

SUB-ITEM 77C:  Submission of matters to a vote of security holders

At a Joint Special Meeting of Shareholders of Voyageur Mutual Funds III (the "Trust"), on behalf of Delaware Select Growth Fund (the "Fund"), held on Tuesday, June 3, 2014, the shareholders of the Fund voted to approve an investment sub-advisory agreement between Delaware Management Company, the Fund?s investment manager (DMC), and Jackson Square Partners, LLC (JSP). JSP, a Delaware limited liability company, is a joint venture between Delaware Investments Advisers Partner, Inc., an affiliate of DMC, and California Street Partners, LLC, a Delaware limited liability company. JSP is comprised of the portfolio managers responsible for managing all or part of the Fund (the ?Focus Growth Team?). In connection with the transition of the Focus Growth Team into JSP, the Focus Growth Team became owners and officers of JSP, and continues to provide portfolio management services to the Fund pursuant to the investment sub-advisory agreement.

The following proposals were submitted for a vote of the shareholders:

1. To approve an investment sub-advisory agreement.

A quorum of the shares outstanding was present, and the votes passed with a majority of those shares.  The results were as follows:

Delaware Select Growth Fund

Shares Voted For 9,566,132
Percentage of Outstanding Shares 43.87%
Percentage of Shares Voted 86.59%

Shares Voted Against 200,124
Percentage of Outstanding Shares 0.92%
Percentage of Shares Voted 1.81%

Shares with Authority Withheld 1,281,449
Percentage of Outstanding Shares 5.88%
Percentage of Shares Voted 11.60%

884449

WS: MFG_Philadelphia: 867281: v1